[CL King & Associates, LLC Letterhead]
May 13, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-6010

Re:	Qualmark Corporation
Post Effective Amendment No. 5 to Registrations Statement on Form SB-2
(File No. 333-90138)
I represent Qualmark Corporation (the “Registrant”), on behalf of whom I hereby make this application to withdraw the Post-Effective Amendment No. 5 to Registration Statement on Form SB-2 (File No. 333-90138) (“Registration Statement”), filed by the Registrant on May 9, 2008 (the “Amendment”). The Registrant is withdrawing the Amendment because it incorrectly referenced Form SB-2, which is no longer effective.
The Registrant intends to subsequently file a corrected Post-Effective Amendment No. 5 to the Registration Statement referencing Form S-1. The undersigned, on behalf of Registrant, respectfully requests that the Commission grant the application of the Registrant to have the Amendment withdrawn and issue an appropriate order to be included in the file of the Registration Statement to the effect that the Amendment has been “withdrawn upon the request of the registrant, the Commission consenting thereto.”
If you have any questions, please contact me at (303) 258-7200.
Sincerely,
/s/ Cynthia L. King
Cynthia L. King